EXHIBIT 11(a)(21)
                                                        -----------------


   NISOURCE/COLUMBIA
   STRAIGHTTALK  July 26, 1999


   DEAR COLUMBIA SHAREHOLDER:

        I'm sure many of you listened to Columbia Energy Group's second-quarter earnings conference call last Thursday.

        In response to the question, "Why won't you sit down with NiSource to discuss their offer," Columbia management repeatedly offered concerns about the equity portion of our refinancing. These concerns, as the attached article elaborates, clearly misstate the facts.

        Another issue we'll examine is the "golden parachutes" Columbia added to employment agreements. The idea of parachutes is not terribly uncommon; however, the specifics of these are unusual.

        We are still committed to completing this transaction, which is compelling to both companies' shareholders. This week, we asked the Department of Justice to begin its Hart-Scott-Rodino (HSR) review. You'll find a report on our HSR filing in this issue.

        In the final analysis, the issue facing you, the Columbia shareholder, is straightforward. Twice we've put forward an offer that has fully committed financing and gives you significant value -- but have been met with rejection. We've indicated our willingness to raise our offer if we meet -- but encountered the mantra of "wrong company, wrong time, wrong price." Your and our direct questions to Columbia's management have been met with an unwillingness to discuss the merits of our offer and business proposal.

        Please tender your shares now to show that you want Columbia to deal seriously with the offer on the table. We're asking you to send a signal to Columbia's board and management that you want them to sit down and negotiate.

   Gary Neale
   President, Chairman and Chief Executive Officer
   NiSource Inc.


   [Graphic of Map]


   NISOURCE FILES FOR HART-SCOTT-RODINO CLEARANCE

        Moving to secure regulatory approval for its bid to acquire Columbia Energy Group, NiSource filed the necessary information last week to seek Hart-Scott-Rodino (HSR) clearance from the Federal Trade Commission and Department of Justice.







        NiSource has told investors that it believes it can obtain the necessary regulatory approvals within six to nine months if Columbia cooperates. This filing shows that NiSource is confident in its ability to secure these approvals and signals its commitment to move ahead with the transaction.

        NiSource believes it will receive HSR clearance because NiSource and Columbia are in non-competing service areas, the transaction does not depend on operating synergies and both companies provide service on an unbundled basis.

                           COLUMBIA BOARD APPROVES
                          UNUSUAL GOLDEN PARACHUTES

        One day before Columbia's second-quarter earnings conference call, Columbia's Board amended "golden parachutes" for three key executives. The amendments provide the opportunity for them to leave Columbia with generous severance packages PRIOR to the closing of a change-of-control transaction.

        Employment agreements are designed to encourage executives to remain in place to ensure that a merger is completed and there is a smooth transition of power. These agreements, however, reward the three Columbia executives even if they leave before the integration is complete. Benefits experts have advised NiSource that these provisions are virtually unprecedented.

        Columbia's CEO and two other key executives may voluntarily terminate their employment and receive their full severance packages as early as 90 days after Columbia shareholders approve a transaction or the Columbia Board recommends a tender offer from an outside company. The closing of any change-of-control transaction involving Columbia would typically take several months after the 90-day notice period. For a regulated company to allow key executives to leave the company without leadership could jeopardize any transaction, including a friendly one supported by the board and shareholders.

        At the same time, Columbia's Board also approved new parachutes for 27 other executives. While fulfilling its legal obligation by filing with the Securities and Exchange Commission on July 14, Columbia's management neglected to disclose the matter on last Thursday's call.

        In a letter to Columbia management, NiSource requested that Columbia provide the necessary information to enable shareholders to calculate the true cost of these parachutes. NiSource estimates that the amount would reach into the tens of millions of dollars.

                   INVESTORS ASK "WHY NOT MEET NISOURCE?"

        Columbia shareholders challenged management's refusal to negotiate with NiSource during Columbia's second-quarter earnings conference call on July 15.







        In the question-and-answer session following the discussion of the second quarter results, shareholders repeatedly urged the company to "sit down at the table with NiSource." Management's response that NiSource was going after "the wrong company, at the wrong price, at the wrong time," was criticized as not addressing the issue.

        Questioning CEO Rick Richard, Dreman Value Management's Nelson Woodard was quoted in Bloomberg: "I don't know what portion of the company you own... but we are concerned about getting maximum value out of our assets."

        Jonathan Zang of Fidelity asked, "I'm just a little curious insofar as NiSource is actually on the record as having said they will increase their offer if you're willing to meet with them," he said. "What is the reason that you're not going to meet with them just to see how much higher they would raise their offer?"

              COLUMBIA'S "FINANCING CONCERNS" MISLEAD INVESTORS

        Columbia Energy's July 15 second-quarter earnings conference call featured management referring to a "huge equity takeout" required to complete NiSource's $68 cash tender offer.

        The trouble is, there is no equity offering required to effect the cash tender offer for Columbia shareholders.

        "The proposed financing plan is typical for an all-cash transaction, including Texas Utilities' purchase of The Energy Group and AT&T's recent purchase of Media One," said Jamie Welch of Credit Suisse First Boston.


        "It does not create significant incremental regulatory risk, particularly since rating agencies have come out fully in support."

        NiSource has committed financing in place from Credit Suisse First Boston and Barclays Bank PLC to pay Columbia shareholders. Shareholders will be paid in full at the time of closing, subject only to a merger agreement and usual regulatory approvals.

        Following the completion of the merger and Columbia shareholders' receipt of cash, NiSource intends to refinance its acquisition debt. As noted in the July 1 issue of "STRAIGHT TALK," all three major credit-rating agencies have affirmed NiSource's strong investment-grade rating following its combination with Columbia Energy Group.







                 ------------------------------------------
                            FOR MORE INFORMATION

                           CALL DENNIS SENCHAK AT
                               219-647-6085 OR
                               VISIT NISOURCE
                             AT WWW.NISOURCE.COM

                                     OR

                    OUR NEW WEB SITE DEVOTED ENTIRELY TO
                   NISOURCE EFFORTS TO ACQUIRE COLUMBIA AT
                            WWW.YES2NISOURCE.COM
                        (AVAILABLE THE WEEK OF 7-26)

                   FOR INFORMATION ABOUT TENDERING SHARES,
                     CALL INNISFREE M&A AT 877-750-5837

                 ------------------------------------------






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   This newsletter is neither an offer to purchase nor a solicitation of an offer to sell shares of common stock of Columbia Energy Group.
   Such offer is made solely by the Offer to Purchase, dated June 25, 1999, and the related Letter of Transmittal. It is not being made to,

   and tenders will not be accepted from, holders of shares of Columbia common stock in any jurisdiction in which making or accepting such offer would not comply with law. In any jurisdiction where a licensed broker or dealer must make such offer, it shall be deemed made on behalf of NiSource Inc. by Credit Suisse First Boston or other registered brokers or dealers licensed in such jurisdiction. The offer may be extended beyond its August 6, 1999 expiration date. Any extension will be publicly announced no later than 9:00 a.m., New York City time, on the next business day. This newsletter does not constitute a solicitation of proxies from Columbia Energy Group's stockholders. Any such solicitation will be made only by separate proxy materials in compliance with Section 14(a) of the Securities Exchange Act.
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